VIA EDGAR & FACSIMILE

June 26, 0097

Jessica Barberich

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

 Healthcare Business Services Group, Inc. (the “Registrant”)

Annual Report on Form 10-K for the Year Ended 12/31/2005

And Quarter ended September 30, 2006

File Number 000-50014

and

our consent

We hereby consent to the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

/s/ Chandana Basu

Chandana Basu, CEO

Healthcare Business Services Groups, Inc.